JANA MASTER FUND, LTD.
                             c/o JANA Partners LLC
                          200 Park Avenue, Suite 3300
                               New York, NY 10166

June 1, 2006





VIA FACSIMILE AND FEDERAL EXPRESS

The Houston Exploration Company
1100 Louisiana, Suite 2000
Houston, Texas 77002
Attention:  Secretary



            Re:  Demand for Right to Inspect Books and Records
                 Pursuant to Section 220 of the Delaware General Corporation Law



Dear Sir/Madam:

         JANA Master Fund, Ltd., a Cayman Islands exempted company ("JMF"), is the record owner of 1,000 shares and the direct beneficial owner of 2,211,552 shares (inclusive of the 1,000 shares owned of record) of common stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Company"), which represents approximately 7.6% of the Common Stock outstanding. JANA Partners LLC, a Delaware limited liability company ("JANA Partners", "we" or "us"), is the investment manager for JMF, JANA Piranha Master Fund, Ltd., a Cayman Islands exempted company ("JPMF"), and a separate managed account (together with JANA Partners, JMF and JPMF, the "JANA Parties", "we" or "us"), and in that capacity may be deemed to be the indirect beneficial owner of the 2,876,800 shares (the "Shares") of Common Stock held in the aggregate by the JANA Parties, which represents approximately 9.9% of the outstanding Common Stock (2,211,552 shares held by JMF, 487,500 shares held by JPMF and 177,748 shares held by the separate managed account). Barry Rosenstein and Gary Claar, through their control of JANA Partners, may be deemed to be indirect beneficial owners of the Shares. Share ownership is reported as of the date hereof, and the percentages used herein are based on 29,092,280 Shares outstanding, which is the total number of Shares outstanding as of May 9, 2006 as reported in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2006.


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The Houston Exploration Company
Page 2


         The JANA Parties believe that, based on the public record as well as private sources, (i) the members of the Company's board of directors (the "Board") have breached their fiduciary duties and wasted or propose to waste corporate assets by, among other things, pursuing strategic transactions that will deliver suboptimal returns, (ii) the members of the Board have failed to comply with their fiduciary duties to fully inform themselves regarding the returns likely to be generated by their stated plans as compared to alternative strategies and (iii) the Company has engaged in and proposes to continue engaging in wasteful spending including, but not limited to, the payment of excessive compensation and benefits to executives and the use of corporate funds and assets for the personal interests of its executives.

         THE BOARD'S FAILURE TO MAXIMIZE VALUE FOR SHAREHOLDERS AND TO PROPERLY INFORM THEMSELVES. The Company announced earlier this year its intention to invest a majority of the proceeds from the recent sale of certain Gulf of Mexico offshore assets in acquiring new natural gas assets and repaying debt. Such transactions are not in the best interests of the Company's stockholders as demonstrated by an analysis provided to the Board by JANA Partners. For self-serving reasons, the Board has failed to substantively respond to such analysis and it appears they have failed to even inform themselves about such analysis, despite having received this analysis over two months ago.

         JANA Partners believes that this refusal to offer a substantive response is even more clearly in breach of the Board's fiduciary duties given the numerous independent voices which have supported its analysis. For example, Russell Sherrill, managing partner with AIG Financial Products in Houston, which has invested $2 billion in the energy sector, was quoted in THE HOUSTON CHRONICLE as saying of JANA Partners' analysis, "This is a much-needed injection of good economic sense. Shareholders are not paying you to find more oil and gas. They're paying you to improve performance."(1) Lehman Brothers analyst Jeffrey W. Robertson in a report dated April 10, 2006 said of the Company's acquisition plans, "the acquisition case again appears to be the least attractive [scenario] having a lower implied value per share than even if the company simply holds the proceeds in cash."

         More importantly, a large number of shareholders have signaled their lack of confidence in the current Board. JANA Partners, less than a week before the Company's annual meeting this year, asked shareholders to withhold their votes for the members of the Board to demonstrate their dissatisfaction with the Board's refusal to respond to JANA Partners' calls for maximizing shareholder value. Because the Gulf of Mexico sale issue arose only shortly before the annual meeting, JANA Partners did not have access to a shareholder list, had only four days to "campaign" and was not able to request the support of the proxy advisory firms. Yet even with these limitations, approximately 30% of the shares cast at the annual meeting were to withhold authority for the re-election of the Board. Furthermore, this 30% did not reflect JANA Partners' full beneficial ownership position, given that JANA Partners owned only 1% of the Company's stock outright as of the record date for the annual meeting (for regulatory reasons, it still held most of its beneficial interest in options, which have since been exercised)

---------------------------------
(1) "Asset sale plan rankles investor", Lynn J. Cook, THE HOUSTON CHRONICLE, April 25, 2006.

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The Houston Exploration Company
Page 3


         Given this, JANA Partners believes the Board has an obligation to substantively analyze its options and pursue the path of maximum value for shareholders. Yet the Company's leadership has refused repeated requests from JANA Partners to offer any explanation for why it intends to pursue a strategy which it appears will clearly generate inferior returns for shareholders or to demonstrate that they have performed the necessary analysis to support their decisions. The Company's comments on this matter have been limited to a vague statement claiming that they are pursuing maximum shareholder value without offering any evidence of this fact.

         EXCESSIVE COMPENSATION AND BENEFITS. Executive compensation and benefits at the Company have been highly excessive, particularly in comparison to the sub-par returns generated for shareholders. Payment of such compensation constitutes a breach of fiduciary duty and corporate waste. Comparing stock values today with stock values at the start of each of the last three years, a period of continued growth for the oil and gas exploration industry, the Company's stock price appreciation has been far less that that of competitors. According to the Corporate Library, as of March 31, 2006, for the prior five years the Company's total shareholder return has been 75.7%, compared to 297.1% for petroleum and coal extraction industry peers. For the prior three years, the Company's shareholder return has been 95.2% versus 260.4% for these peers. For the prior year, the Company's shareholder return was -7.46% versus 34.13% for these peers.

         Despite this poor performance however, total compensation (excluding options) has risen approximately 544% between 2003 and 2005 for William G.
Hargett, who is the Company's Chairman, Chief Executive Officer and President, and has risen approximately 259% during the same period for the other top four executives of the Company combined. The Corporate Library in fact gave the Company a grade of `D' (on an A through F scale) in 2005 for CEO compensation and noted that the compensation awarded to Mr. Hargett "exceeds acceptable limits" and "exceeds the median for a company this size by more than 20%."

         Some recent prominent examples of excessive compensation and benefits for Company executives include:

         (a) In connection with amendments to certain executive employment agreements in 2005, the Company paid such executives cash and/or restricted stock, with Mr. Hargett receiving cash in the amount of $4,220,043 and four other executives receiving in total over $900,000 in cash and more than 30,000 shares of restricted stock. We believe these amounts were highly excessive in comparison to the benefits to the Company resulting from these amendments.
         (b) During the prior year, certain executives were paid bonuses in connection with the consummation of an asset exchange transaction with Keyspan Corporation, with Mr. Hargett receiving cash in the amount of $3,300,000 and five other executives receiving in total over $800,000 in cash. We believe these payments are excessive in relation to the benefits to the Company of such transaction.

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The Houston Exploration Company
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         (c)    According  to   the  Company's  proxy  filings,  certain  former
                employees including current director James F. Westmoreland and the Company's former Chief Executive Officer James Floyd were granted overriding royalty interests in certain properties of the Company. We believe that Mr. Floyd's interest in certain of the Company's South Texas wells may result in excessive payments to him. When last disclosed, in the Company's annual report for fiscal year 2002, Mr. Floyd received a payment of approximately $6.9 million for 2001.
         (d) According to the Company's annual report on Form 10-K for the year ended December 31, 2005, the Company maintains an office in Alabama. We believe that there may be no business purpose for its existence other than the convenience of Mr. Hargett who we believe owns a home nearby, and we also have reason to believe that Mr. Hargett may travel frequently for such purpose at Company expense. When we called the Company's headquarters in Houston, Texas to inquire further as to this matter, the individual who answered the phone said she was unaware of any office in Alabama, despite such office being reported in the Company's annual report. If such office is kept merely to facilitate such travel and the office and such travel are paid for with corporate assets, such expenditures would we believe constitute both excessive and undisclosed compensation.

         Accordingly, pursuant to Section 220 of the Delaware General Corporate Law (the "DGCL"), as the record and beneficial owner of the shares of Common Stock stated above, JMF hereby demands that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

         (a) Every document (including emails and documents in electronic form) considered, reviewed, presented to or generated by the Board, or any committee or subcommittee thereof, relating to discussions of acquisitions made by or contemplated by the Company over the past three years ("Acquisitions") and any analysis of strategic alternatives, including, without limitation, stock repurchases, as compared to acquisitions ("Strategic Alternative Analysis"), including, but not limited to:

         i. Analyses prepared internally for evaluation of Acquisitions and any Strategic Alternative Analysis, including, but not limited to, the Acquisitions for which the proceeds from the sale of certain Gulf of Mexico offshore assets (the "Gulf of Mexico Sale") will be or are contemplated to be applied;

         ii. Third party analyses prepared by financial advisors or strategic consultants, including, but not limited to, analyses relating to the use of the proceeds from the Gulf of Mexico Sale;

         iii. Analyses relating to the valuation of Acquisitions and/or Strategic Alternative Analysis, including, but not limited to, the comparison of using the proceeds from the Gulf of Mexico Sale to fund Acquisitions versus repurchasing shares of Common Stock; and
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The Houston Exploration Company
Page 5

         iv. Minutes of meeting of the Board or any committee or subcommittee thereof relating to Acquisitions or Strategic Alternative Analysis, including, but not limited to, the Acquisitions for which the proceeds from the Gulf of Mexico Sale will be or are contemplated to be applied.

         Any notes, in any form, taken by any person who was present while any Board-level or committee level or sub-committee level discussion occurred relating to Acquisitions or Strategic Alternative Analysis, including, but not limited to, the Acquisitions for which the proceeds from the Gulf of Mexico Sale will be or are contemplated to be applied.

         (b) Every document (including emails and documents in electronic form) considered, reviewed, presented to or generated by the Board, or any committee or subcommittee thereof, relating to discussions of executive compensation and executive employment agreements over the past three years, including, but not limited to, executive perquisites, and amounts paid to any executive in connection with any amendment to their employment agreements ("Executive Compensation"), including, but not limited to:

         i. Analyses prepared internally for evaluation and determination of Executive Compensation;

         ii.    Third  party   analyses   prepared  by  financial   advisors  or
                consultants;

         iii. Minutes of meetings of the Board or any committee or subcommittee thereof, including, but not limited to, the Compensation and Management Development Committee, relating to Executive Compensation; and

         iv. Any notes, in any form, taken by any person who was present while any Board-level or committee level or sub-committee level discussion occurred relating to Executive Compensation.

         (c) Every document (including emails and documents in electronic form) considered, reviewed, presented to or generated by the Board, or any committee or subcommittee thereof, relating to the asset exchange transaction with Keyspan Corporation and discussions and analysis thereof, including, but not limited, to the bonuses paid to certain executives in relation to the consummation of this transaction (the "Keyspan Bonuses"), including, but not limited to:

         i.     Analyses  prepared  internally  for  evaluation  of the  Keyspan
                Bonuses;

         ii. Third party analyses prepared by financial advisors or strategic consultants;

         iii. Analyses relating to the valuation of the Keyspan Bonuses and/or comparisons of competing alternatives;

         iv. Minutes of meeting of the Board or any committee or subcommittee thereof relating to the Keyspan Bonuses; and

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The Houston Exploration Company
Page 6


         v. Any notes, in any form, taken by any person who was present while any Board-level or committee level or sub-committee level discussion occurred relating to the Keyspan Bonuses.

         (d) Every document (including emails and documents in electronic form) considered, reviewed, presented to or generated by the Board, or any committee or subcommittee thereof, relating to discussions of and expenses relating to the Company's Alabama office (the "Alabama Office"), including, but not limited to the use of corporate aircraft and other vehicles by executives and directors of the Company to get to and from the Alabama Office or Mr. Hargett's home in Alabama, including, but not limited to:

         i. Analyses prepared internally for the establishment, maintenance and evaluation of the Alabama Office;

         ii. Third party analyses prepared by financial advisors or strategic consultants;

         iii. Minutes of meeting of the Board or any committee or subcommittee thereof relating to the Alabama Office;

         iv. Any notes, in any form, taken by any person who was present while any Board-level or committee level or sub-committee level discussion occurred relating to the Alabama Office; and

         v. Any flight logs or other documentation evidencing travel by William G. Hargett between Texas and Alabama at Company expense.

         (e) Every document (including emails and documents in electronic form) considered, reviewed, presented to or generated by the Board, or any committee or subcommittee thereof, relating to the Company's relationship to transactions with James Floyd or any entity in which he has or had an interest relating to the Company's South Texas wells (the "James Floyd Relationship"), including, but not limited to:

         i. Analyses prepared internally for the evaluation of the James Floyd Relationship;

         ii. Third party analyses prepared by financial advisors or strategic consultants;

         iii.   Analyses   relating  to  the   valuation   of  the  James  Floyd
                Relationship and/or comparisons of competing alternatives;

         iv. Minutes of meeting of the Board or any committee or subcommittee thereof relating to the James Floyd Relationship; and

         v. Any notes, in any form, taken by any person who was present while any Board-level or committee level or sub-committee level discussion occurred relating to the James Floyd Relationship.

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The Houston Exploration Company
Page 7

         (f) The following documents relating to the identification of the stockholders of the Company:

         i. A complete record or list of the stockholders of the Company, certified by the Company's transfer agent(s) and/or registrar(s), setting forth the name and address of, and the number, series and class of shares of stock of the Company held by, each stockholder as of the date hereof;

         ii. Relating to the list of stockholders and all other information referred to in paragraph (a), a magnetic computer tape or other electronic medium containing such information, the computer processing data necessary for the JANA Parties to make use of such information on magnetic computer tape or other electronic medium and a hard copy printout of such information in order of descending balance for verification purposes;

         iii. All daily transfer sheets showing changes in the names and addresses of the Company's stockholders and the number, series or class of shares of stock of the Company held by the Company's stockholders that are in or come into the possession of the Company or its transfer agent, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trusts or their nominees from the date of the stockholder list referred to in paragraph (a);

         iv. Any stop transfer lists or stop lists relating to any shares of stock of the Company and any additions, deletions, changes or corrections made thereto;

         v. All information in or that comes into the Company's or its transfer agent(s)' or registrar(s)' possession or control or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names and addresses of and number of shares of stock of the Company held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including respondent bank lists, and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

         vi. All information in or that comes into the Company's possession or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names of the non-objecting beneficial owners of the stock of the Company pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, on magnetic computer tape or other electronic medium, such computer processing data as is necessary for the JANA Parties to make use of such information on magnetic computer tape or other electronic medium, and a hard copy printout of such information in order of descending balance for verification purposes. If such information is not in the Company's possession, custody or control, such information should be requested from Automatic Data Processing - Investor Communications Services; and

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The Houston Exploration Company
Page 8


         vii. All lists on computer tapes or other electronic media and the relevant processing data and printouts (as described in paragraph (b) above) containing the name and address of and number, series and class of shares of stock of the Company attributable to any participant in any employee stock ownership plan, employee stock purchase plan or other employee compensation or benefit plan of the Company in which the decision to vote shares of stock of the Company held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which the JANA Parties or their agents may communicate with each such participant, as well as the name, affiliation and telephone number of the trustee or administrator of each such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either the trustee or administrator does not receive instructions or shares that are outstanding in the plan but are unallocated to any participant.

         JMF demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

         JMF will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

         The purpose of this demand is to enable JMF and the other JANA Parties:
(i) to investigate whether any Company officers, directors or employees have breached their fiduciary duties and wasted corporate assets, (ii) to evaluate whether a valid basis exists to bring a stockholder action related to the Company or individual directors to challenge any breach of fiduciary duty or breach of duty of loyalty to the Company, or to seek an injunction against the Company, and (iii) to communicate with the Company's other stockholders on matters relating to their interests as stockholders.

         JMF hereby designates and authorizes Marc Weingarten of Schulte Roth & Zabel LLP and any other persons designated by him or by JMF, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties no later than June 9, 2006. Pursuant to Section 220 of the DGCL, if you do not reply to this demand within five (5) business days, or refuse to permit the requested inspection, we intend to apply to the Delaware Court of Chancery for an order to compel inspection.

         Please advise JMF's counsel, Marc Weingarten of Schulte Roth & Zabel LLP, at (212) 756-2280, as promptly as practicable, when and where the items requested above will be made available to JMF. If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify JMF immediately in writing, with a copy to Marc Weingarten, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, facsimile 212-593-5955, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt


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The Houston Exploration Company
Page 9

notice, JMF will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL. JMF reserves the right to withdraw or modify this request at any time.

         [The remainder of this page has been left intentionally blank.]

The Houston Exploration Company
Page 10



                                Very truly yours,


                                JANA MASTER FUND, LTD.
                                By:  JANA Partners LLC, its Investment Manager


                                By:      /s/ Barry Rosenstein
                                         --------------------------
                                         Name: Barry Rosenstein
                                         Title:  Managing Partner



State of New York )
                  ) ss:
County of New York)

BARRY ROSENSTEIN, being sworn, states: I executed the foregoing letter, and the information and facts stated therein regarding JANA Master Fund, Ltd.'s ownership and the purpose of this demand for inspection are true and correct. Such inspection is reasonably related to JANA Master Fund, Ltd.'s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of The Houston Exploration Company.

    By: /s/ Barry Rosenstein
        --------------------------
        Barry Rosenstein


Subscribed and sworn to before me
this 1st day of June, 2006.

/s/ Kate Mangano
---------------------------
     Notary Public

My commission expires:  November 28, 2006